Exhibit 3.1

Articles of Amendment of

Cowlitz Bancorporation

Cowlitz Bancorporation, a corporation organized and existing under the laws of the State of Washington (the “Corporation”), in accordance with the provisions of Chapter 23B.10 of the Revised Code of Washington, does hereby certify and submit for filing these Articles of Amendment to its Restated Articles of Incorporation:

  The name of the Corporation is Cowlitz Bancorporation.

  The Corporation’s Restated Articles of Incorporation are amended as set forth on the attached Exhibit A.

  The foregoing amendments were adopted by the Corporation’s board of directors on November 13, 2009.

  The Corporation’s shareholders, at an annual meeting called and legally held on December 31, 2009, duly approved the foregoing amendments in accordance with the provisions of Sections 23B.10.030 and 23B.10.040 of the Revised Code of Washington.

  In accordance with Section 23B.01.230 of the Revised Code of Washington, these Articles of Amendment are effective at 6:00 p.m., Pacific Time, on March 1, 2010.

Signature

The Corporation has caused these Articles of Amendment to be signed by Richard J. Fitzpatrick, its President and Chief Executive Officer, this 24th day of February, 2010.

This document is hereby executed under penalties of perjury and is, to the best of my knowledge, true and correct.

By: /s/ Richard J. Fitzpatrick Name: Richard J. Fitzpatrick Title: President and Chief Executive Officer Cowlitz Bancorporation

Exhibit A

Amendment to the

Restated Articles of Incorporation of

Cowlitz Bancorporation

            1.         Upon the filing and effectiveness (the “Effective Time”) of these Articles of Amendment, each ten (10) shares of the Corporation’s Common Stock, issued and outstanding immediately prior to the Effective Time, shall automatically be combined into one (1) validly issued, fully paid and non-assessable share of Common Stock without any further action by the Corporation or the holder thereof, subject to treatment of fractional share interests as described below (the “Reverse Stock Split”). No certificates representing fractional shares shall be issued in connection with the Reverse Stock Split. Shareholders who otherwise would be entitled to receive a fractional share of Common Stock shall be entitled to receive from the Corporation’s transfer agent, in lieu of such fractional share, cash (without interest or deduction) in the amount equal to the fair market value of such fractional share as of the close of business on the day immediately prior to the Effective Time. Each certificate that immediately prior to the Effective Time represented shares of Common Stock (“Old Certificates”) shall thereafter represent that number of shares of Common Stock into which the shares of Common Stock represented by such Old Certificate shall have been combined, subject to the elimination of fractional share interests as set forth above.

2.         At the Effective Time, Section 3.1 of Article III of the Corporation’s Restated Articles of Incorporation is amended to read in its entirety as follows:

“ARTICLE III

            Shares

     Section 3.1 Authorized Shares. The aggregate number of shares which the Corporation shall have the authority to issue is as follows:

          A. 25,000,000 shares of common stock, no par value ("Common Stock"); and

          B. 5,000,000 shares of preferred stock, no par value ("Preferred Stock").

     Unless the context requires otherwise, the term "share" and "shareholder" shall include shares and holders of both Common Stock and Preferred Stock.”